UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2018

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: December 6, 2018

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VEON appoints Aleksandr Komarov as Kyivstar CEO

Amsterdam, 6 December 2018 - VEON Ltd. (NASDAQ and Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services, announces the appointment of Aleksandr Komarov as CEO of Kyivstar in Ukraine.

Aleksandr joined VEON five years ago and since 2015 has been CEO of Beeline Kazakhstan, where he oversaw solid revenue growth and the launch of new digital services. In addition to that role, he was appointed interim CEO of Kyivstar in July this year.

Ursula Burns, VEON’s Executive Chairman, commented: “Aleksandr brings a tremendous track record of leadership to the role of Kyivstar CEO. In Ukraine, Kyivstar is a national success story and I am convinced that with Aleksandr at the helm the company will continue to be the leading provider of connectivity and internet services in Ukraine.”

Before joining VEON, Aleksandr was Director General of GroupM, Ukraine’s largest marketing company, and held several senior marketing and commercial roles with international and Ukrainian companies. He holds an MBA from the Stockholm School of Economics and is also a graduate of the Kyiv Polytechnic Institute.

“Ukraine is where I was born and started my career, so I’m incredibly proud to return to Kyivstar as CEO on a permanent basis,” Aleksandr Komarov said. “I’m confident that as a team Kyivstar can maintain our leadership position and set new, high standards for innovation and customer care in the future.”

ABOUT VEON

VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information visit: http://www.veon.com

DISCLAIMER

This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management changes. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events.

Contact Information

VEON Investor Relations Richard James ir@veon.com Tel: +31 20 79 77 200	Corporate Communications Kieran Toohey pr@veon.com Tel: +31 20 79 77 200